82-34842

KERRY

RECEIVED
2005 FEB 15 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Kerry Group plc

Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: ++ 353 66 7182 000
Fax: ++ 353 66 7182 962

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street NW,
Washington DC 20549
USA


05005768

SUPPL

7th February, 2005.

Re: Kerry Group PLC (file no: 82-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 82-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Could you please send to me a confirmation that this submission has been received by your office. Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael Ryan
Head of Investor Relations
Kerry Group PLC.

PROCESSED
FEB 16 2005
THOMSON
FINANCIAL



Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Tel: +353 66 7182000
Fax: +353 66 7182962

Press Announcement

20 January 2005 For immediate release

Kerry Group announces €20 million Investment Programme in China.

Kerry, the global ingredients, flavours and consumer foods group, today announced details of the Group's business development programme for the Chinese market.

At a signing ceremony in Shanghai attended by An Taoiseach Mr Bertie Ahern T.D., on the occasion of the Taoiseach's official visit to China, Hugh Friel, Kerry Group Chief Executive, announced details of a €20 million investment programme by Kerry Group in China. Through this programme, Kerry will establish state-of-the-art manufacturing, technical and administrative facilities in Hangzhou in Zhejiang Province to meet the growing requirements for food ingredients and flavours for China's booming economy and fast growing dynamic consumer market requirements. Mr Friel stated that the €20 million programme will significantly expand the Group's asset and customer base in China through the acquisition of Hangzhou Lanli Food Industry Company Limited ("Lanli") located in Hangzhou in the Zhejiang Province and through the establishment of a new world class multi-processing manufacturing facility and technical centre on a 16 acre greenfield site in the HEDA Economic Zone (Hangzhou Economic and Technological Development Area).

The acquisition of Lanli will be completed by the end of March 2005 and the greenfield development programme will commence mid-year with all facilities to be fully commissioned by year-end 2006. Mr Friel said; "Since the Group opened its first Representative Office in Shanghai in 2000, our Kerry Ingredients and Mastertaste (flavours and fragrance) divisions have progressively expanded the Group's customer base in China. More recently our new Kerry Bio-Science division, established following the Group's acquisition of Quest Food Ingredients in May 2004, has also further developed its presence and technology offering in the region".

....cont/

Registered in Ireland
No. 111471

"Building on our localisation strategy – in terms of successfully serving our multinational and local customer requirements in all major global consumer markets - the administrative, technical and logistics headquarters for all Kerry businesses in China will also transfer to the new facilities in Hangzhou – thus serving as an important platform for the Group's planned market development in one of the most rapidly evolving consumer markets in the world embracing potentially 1.3 billion consumers. This will be further supported by satellite commercial/application centres in Beijing, Shanghai and Guangzhou," Mr Friel added.

He concluded; "With changing consumer trends and nutrition requirements, particularly in major population centres of the vast Chinese market, this region will be a major focus for the Group and its food manufacturing and foodservice customers in the decade ahead. Kerry's food ingredients and flavour technologies will be focused on the significant growth opportunities in China in the food processing and foodservice sectors – particularly in nutritional, dairy, flavoured noodle, brewing, flavoured beverage, snack and bakery market segments".

In addition to the planned development of the Group's Chinese operations, Kerry continues to achieve excellent progress in expanding its Asia Pacific market presence from its operations in Australia, New Zealand, the Philippines, Thailand and in Malaysia where prior to year-end 2004 the Group also concluded the acquisition of Ernsts Food Ingredients located in Penang. Building on Kerry's highly successful Johor Bahru facilities, the acquisition of Ernsts Food Ingredients brings additional manufacturing capacity to meet Kerry's growth objectives in the nutritional, beverage and snack sectors in South East Asian markets.

Note for Editor:

Kerry Group is a leading global food company committed to driving the continued growth and development of its ingredient, food and flavour businesses. Headquartered in Tralee, Co Kerry, Ireland, the company has in excess of 20,000 employees and operates from over 150 manufacturing facilities in 18 countries over five continents.

With annualised sales in excess of €4 billion, approximately 20% of Group sales are currently in Ireland, 47% in the rest of Europe, 27% in the Americas and 6% in Asia Pacific markets. Appendix attached outlines locations of Group manufacturing, technical, divisional and representative offices in the Asia Pacific region.

For further information please contact:
Frank Hayes,
Director of Corporate Affairs,

Telephone: + 353 66 7182304
Fax: + 353 66 7182972
email: corpaffairs@kerry.ie

Appendix: Kerry Group Asia Pacific Locations



Beijing
Tokyo
Soeul
Shanghai
Hangzhou
Taipei
Guangzhou
Hong Kong
Manila
Cebu
Mumbai
Bangkok
Penang
Kuala Lumpur
Johor Bahru
Singapore
Jakarta
Brisbane
Sydney
Auckland
Melbourne

▩	Head Office
○	Manufacturing Plant
★	International Sales Office